

Mailstop 3233

October 28, 2016

Via E-mail
Mr. Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, N.W.
Washington, D.C. 20037

> **Re:** **The Advisory Board Company**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities